VIA EDGAR

November 8, 2023

Lauren Pierce, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: DOC.COM INC.

Offering Statement on Form 1-A

Filed October 11, 2023

File No. 024-12337

Dear Ms. Pierce,

On behalf of Doc.com Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 1 (“Amendment No. 1”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 1 via EDGAR to reflect changes to the Form 1-A filed on October 11, 2023.

In addition, we are providing the following responses to your comment letter, dated November 2, 2023, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Form 1-A filed October 11, 2023

Cover Page

1. We note that you have a dual class capital structure with Class B common stock having 20 votes per share, and that your Chief Executive Officer Charles Nader will have majority voting control of the company. Please revise your cover page disclosure to discuss the dual class nature of your capital structure and to quantify the voting control that Mr.

Nader will have following completion of the offering. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management's voting control of the company.

Response:

We have revised the cover page to reflect Class B shares, and now states:

Doc.com Inc., has two classes of common shares: Class A common shares, and Class B common shares, which we refer to collectively as our ‘‘common shares.’’ Class A common share will provide holders with one vote on all matters submitted to a vote of stockholders, the Class B common shares will each provide holders with twenty votes on all matters submitted to a vote of stockholders, as per Class B shares our Chief Executive Officer Charles Nader will have majority voting control of the company.

Additionally on page “11” Risk discousure now states:

The dual class structure of our common stock and the voting agreements among certain stockholders have the effect of concentrating voting control with our CEO, this will limit or preclude your ability to influence corporate matters.

Our Class A common stock, which is the stock we are offering in this offering, Class A has one vote per share, and class B has twenty votes per share. Following this offering, our directors, executive officers, and their affiliates will hold in aggregate 99% of the voting power of our capital stock. This concentrated control will limit or preclude your ability to influence corporate matters in the foreseeable future.

Use of Proceeds, page 12

2. Please disclose whether or not the proceeds from this offering will be used to compensate the company's officers or directors. Refer to Instruction 2 to Item 6 of Form 1-A.

Response:

We have added under the “Use of Proceeds” page “13” the following:

“The proceeds from this offering will not be used to compensate the company's officers or directors of the issuer or any of its subsidiaries in this offering.”

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. Please revise this section to provide more detailed disclosure regarding your financial condition and results of operations, and provide all of the disclosures required by Item 9 of Form 1-A.

Response:

Please see revised Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15 and 16.

Business, page 18

4. Please revise the description of your business to address the following:

• Please disclose your current stage of business development. For example, disclose whether you have developed the app through which customers will speak with healthcare professionals. Disclose whether you have signed any agreements for the employment of doctors for your app.

• To the extent material, please disclose here and in your risk factors risks pertaining to cybersecurity.

• Please describe how you will structure the service fee for appointments that run longer than 15 minutes. For example, disclose whether you will charge customers per minute or at a flat rate.

• Please disclose who your "pharmacy partner" is. If you do not yet have a pharmacy partner, please revise your disclosure to clarify that, and disclose where you are in the process of finding one. Please also disclose how you anticipate obtaining special prices from your pharmacy partner(s).

• Please describe the relationship between you and the physicians, psychologists, and veterinarians on your app. Disclose how you will compensate them for their services,

and how you anticipate offering free 15 minute consultations will affect the profitability of the arrangement.

• Please discuss your planned revenue stream of selling over-the-counter products in more detail. For example, describe whether you intend to purchase such products in bulk, and where you intend to store such products. Describe the advantages to customers in purchasing such products from you, versus from a traditional retail pharmacy.

Response:

Please see revised description of the business addressing business pages 17, 18 and 19.

Principal Shareholders, page 21

5. Please revise your beneficial ownership table to include Class B common stock, as it appears to be a voting stock. Refer to Item 12 of Form 1-A.

Response:

Please see revised Principal Shareholders, page 22.

Notes to the Financial Statements

Note 5 - Shareholders' Equity, page 37

6. Please update your disclosure that, "as of December 31, 2022, no Class B Common shares have been issued" to reflect that you have 15,000,000 shares of Class B common stock outstanding as of the date of the offering circular.

Response:

Please see revised Note 5 - Shareholders' Equity, page 37.

Now states: “there are 15,000,000 Class B Common shares have been issued and outstanding as of the date of the offering circular. “

General

7. Please provide a currently dated consent from your independent public accounting firm.

8. Please revise to include the disclosure required by Item 13 of Form 1-A, or tell us why it is not required.

Response:

7. The consent from of our independent public accounting firm in enclosed in this filing.

8. There is no interest of management and or others in certain transactions or any currently proposed transactions during the issuer’s last two completed fiscal years and the current fiscal year, to which the issuer or any of its subsidiaries was or is to be a participant and the amount involved the lesser of $120,000 and one percent of the average of the issuer’s total assets at year end for the last two completed fiscal years for as for tier 2.

Please do not hesitate to call me at (949) 529-2500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Regards

Adamson Brothers

Andy Altahawi